Janus Motorcycles Mid-Year 2025 Short-Form Business Plan

MISSION:

To create a new American motorcycle that answers the real reason we ride. No one buys a motorcycle out of need. It's a want. So we focus on creating a machine that is beautiful and functional, and one that enhances the unique experience that a motorcycle provides.

VISION:

To be recognized as one of the top American motorcycle companies doing $20 mill in profitable revenue by 2030, and $70 mill in profitable revenue by 2035. Be the envy of other small manufacturers in terms of organization, management practices, process, and workforce quality and morale.

STRATEGIES:

Product—

- Design and produce bikes that are light weight, have classic design, and are machines that celebrate the experience of why people ride a motorcycle.
- Create simple designs and bikes that the owner can maintain.
- Continuously refine our bikes throughout the model year versus waiting for a new model year to implement improvements, with a focus on gradual improvements vs. major model year redesigns.
- Continuously come up with new model variations and new versions of our bikes to maintain buyer interest.

Marketing—

- Promote our founder and CEO as the intellectual visionary motorcycle philosopher: Use our "Rambler's Companion" book (and subsequent volumes) to generate "thought leader" content and book new earned media and interview opportunities.
- Create a cultlike following of the Janus brand.
- Heavy content marketing employing YouTube, Facebook, and Instagram videos.
- Employ video and content themes that are inspirational - "Why we ride" content featuring our visionary CEO and Janus Riders/Owners and simply enjoyable content of beautiful rides in iconic and picturesque locations (example, Midnight lights in Chicago, Tunnel of Trees, etc.), and informative - "How to", "History of…", "Where to go…." content featuring in shop interviews, rides, tutorials, making-of, etc.
- Focus on promoting our products in specific media outlets where our archetypal customers are: Motorcycling, Motoring, Classic Automotive, and adjacent markets (sailing, woodworking, watches, firearms, and aircraft).

- Seek brand partnerships with audience-adjacent companies to increase our reach and share audience attention.
- Continuously launch new products to keep interest.
- Deploy rental bikes through a third party rental company - Las Vegas prime location

Manufacturing–

- Use an MRP system to manage all inventory, purchasing, and production planning
- Domestically source all parts and components where possible
- Rigorously study each part that goes into our bikes for make or buy decisions
- Establish and maintain an efficient, clean facility that is inspiring to visit and work in
- Have assembly jobs that are enjoyable and rewarding

Distribution—

- Maintain our direct-to-consumer sales strategy to maximize customer experience and satisfaction.
- Have a 30-day order-to-completion promise.
- Set up regularly scheduled tours of cities with bikes in a van to arrange test rides.

Service—

- Have a national network of independent service providers who are certified to work on our bikes.
- Make it easier to get in touch with Janus representatives than it is to post on a forum.

Human Resources—

- When we have the chance to hire we want to get people with experience in our industry as our first choice.
- All employees should already be riders/familiar with motorcycles and should at least have or get a motorcycle endorsement.

Finance and Accounting—

- Close out the books for each month no later than eight days after the month ends.
- Practice open book management, and share all financial and other performance metrics with all employees.
- Pay all vendors as soon as possible to foster a mutually beneficial relationship with all vendors and one where we get preferential treatment from them, as well as capture all available discounts.

Ownership—

- Be a corporation with one class of stock that can be bought and sold throughout the year by a small group of committed investors and employees.

- Have stock options awarded to key managers based on achieving performance goals established by the Board of Directors prior to each year's start.

Governance–

- Have a clear organization chart where each role on the chart reports to one and only one person.

- Have a board of directors made up of a few internal people and a majority of outsiders with proven entrepreneurial experience that meets regularly to guide the development of the company.

Acquisition—

- Acquire small suppliers who provide parts and/or services to us with owner-financed, asset purchase deals of companies located in NW Indiana.

Other–

- Have a showplace manufacturing/sales/office facility that reflects our company values and creates PR opportunities